UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TREK RESOURCES, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

89475-10-0

(CUSIP Number)

Faye C. Briggs
12076 Tavel Circle
Dallas, Texas 75230
(214) 373-0318

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [ ]

SCHEDULE 13D

CUSIP No. - 89475-10-0
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Faye C. Briggs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,142,857
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,142,857
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,213,654*
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4%*
14		TYPE OF REPORTING PERSON IN

* Includes (1) 50,000 shares Preferred Stock owned of record by Briggs that are convertible into 7,142,857 shares of Common Stock at the option of Briggs and (2) an additional 28,070,797 shares of Common Stock beneficially owned by Michael E. Montgomery. The holdings of Montgomery are included in the number of shares reported herein, as Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Briggs disclaims the beneficial ownership of such shares of Common Stock beneficially owned by Montgomery.

Item 1. Security and Issuer.

            This statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Trek Resources, Inc. ("Trek"). Trek's principal executive offices are located at 4925 Greenville Avenue, Suite 955, Dallas, Texas 75206.

Item 2. Identity and Background.

            The name of the person filing this statement is Faye C. Briggs ("Briggs"). Briggs is a private investor and does not have a principal occupation or place of employment. The principal residential address of Briggs is 12076 Tavel Circle, Dallas, Texas 75230. Briggs is a citizen of the United States of America.

During the past five years, Briggs has not been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or 2(e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

            The source of funds used for the purchase of the 50,000 shares of Preferred Stock (defined below) reported herein and owned of record by Briggs was personal funds. The aggregate amount of funds used for such purchase of Preferred Stock was $500,000.

Item 4. Purpose of Transaction.

            On December 2, 2002, Briggs purchased 50,000 shares of the Series A Preferred Stock of Trek, par value $.01 per share ("Preferred Stock"), for an aggregate purchase price of $500,000. Subject to certain limitations, these shares Preferred Stock may be converted by Briggs into approximately 7,142,857 shares of Common Stock at any time at Briggs' option. Trek does not presently have enough shares of Common Stock authorized under its Certificate of Incorporation and available for issuance upon conversion of all shares of Preferred Stock. In accordance with the terms of the Certificate of Designation for the Preferred Stock that was filed with the Delaware Secretary of State, Trek has agreed to take appropriate actions as promptly as practicable to make a sufficient number of shares of Common Stock available for issuance upon conversion of all shares of Preferred Stock. Trek is not required to honor any conversion of Preferred Stock requested by Briggs to the extent that such conversion would require Trek to issue more shares of Common Stock than are authorized by its Certificate of Incorporation.

            Simultaneously with the purchase of Preferred Stock by Briggs, an additional 50,000 shares of Preferred Stock were purchased by Michael E. Montgomery, Briggs' son and President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Trek ("Montgomery"). Subject to similar limitations, the shares of Preferred Stock purchased by Montgomery may also be converted into approximately 7,142,857 shares of Common Stock at any time at the option of Montgomery. Accordingly, Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Briggs disclaims the beneficial ownership of the shares of Preferred Stock and shares of Common Stock held of record or otherwise beneficially owned by Montgomery.

            The shares of Preferred Stock beneficially owned Briggs by were acquired for investment purposes. However, Briggs intends to monitor her interests in Trek on an ongoing basis and to take such measures as she deems appropriate from time to time in furtherance of such interests. Briggs may from time to time acquire additional shares of Preferred Stock or Common Stock, dispose of some or all of the shares of Preferred Stock or Common Stock then beneficially owned by her, discuss Trek's business, operations, or other affairs with Trek's board of directors, shareholders or others or take such other actions as Briggs may deem appropriate.

            Except as described herein, Briggs has no present plan or proposal which relates to or would result in any of the matters referred to in Items (a) through (j) of Item 4 of Schedule 13D. Briggs does, however, reserve the right to adopt such plans or proposals subject to compliance with applicable regulatory requirements.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Securities Beneficially Owned: 35,213,654 shares of Common Stock*

Percentage of Class: 70.4%*

(b)	Sole Voting Power: 7,142,857 shares of Common Stock

Shared Voting Power: 0 shares of Common Stock

Sole Dispositive Power: 7,142,857 shares of Common Stock

Shared Dispositive Power: 0 shares of Common Stock

(c)

In a private transaction conducted on December 2, 2002, Briggs acquired 50,000 shares of Preferred Stock from Trek for an aggregate purchase price of $500,000. Subject to certain limitations, Briggs may convert these shares of Preferred Stock into approximately 7,142,857 shares of Common Stock at any time.

Trek does not presently have enough shares of Common Stock authorized under its Certificate of Incorporation and available for issuance upon conversion of all shares of Preferred Stock. In accordance with the terms of the Certificate of Designation for the Preferred Stock that was filed with the Delaware Secretary of State, Trek has agreed to take appropriate actions as promptly as practicable to make a sufficient number of shares of Common Stock available for issuance upon conversion of all shares of Preferred Stock. Trek is not required to honor any conversion of Preferred Stock requested by Briggs to the extent that such conversion would require Trek to issue more shares of Common Stock than are authorized by its Certificate of Incorporation.

* Includes (1) 50,000 shares Preferred Stock owned of record by Briggs that are convertible into 7,142,857 shares of Common Stock at the option of Briggs and (2) an additional 28,070,797 shares of Common Stock beneficially owned by Michael E. Montgomery. The holdings of Montgomery are included in the number of shares reported herein, as Montgomery and Briggs may be deemed to constitute a "group" pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended. Briggs disclaims the beneficial ownership of such shares of Common Stock beneficially owned by Montgomery.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            On December 2, 2002, Montgomery, Trek and Briggs entered into a Stock Purchase Agreement whereby Montgomery and Briggs each purchased 50,000 shares of Preferred Stock. A copy of this Stock Purchase Agreement is included as an exhibit to this filing.

On December 2, 2002, Montgomery, Trek and Briggs entered into a Registration Rights Agreement whereby Trek granted Montgomery and Briggs certain rights with respect to the registration of shares of Common Stock under the Securities Act of 1933, as amended, that may be issued to Montgomery or Briggs upon conversion of, or as dividends paid upon, shares of Preferred Stock held by them. A copy of this Registration Rights Agreement is included as an exhibit to this filing.

Item 7. Material to be Filed as Exhibits

Exhibit I- Stock Purchase Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002.

Exhibit II- Registration Rights Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002.

Exhibit III- Certificate of Designation for Series A Convertible Preferred Stock, dated December 2, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Faye C. Briggs Faye C. Briggs

Date: December 2, 2002

EXHIBIT INDEX

Exhibit I- Stock Purchase Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002.

Exhibit II- Registration Rights Agreement by and among Trek Resources, Inc., Michael E. Montgomery and Faye C. Briggs, dated December 2, 2002.

Exhibit III- Certificate of Designation for Series A Convertible Preferred Stock, dated December 2, 2002.